UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM T-1
STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939 OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE
CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(b)(2) ☑

DEUTSCHE BANK TRUST COMPANY AMERICAS
(formerly BANKERS TRUST COMPANY)
(Exact name of trustee as specified in its charter)

NEW YORK	13-4941247
(Jurisdiction of Incorporation or	(I.R.S. Employer
organization if not a U.S. national bank)	Identification no.)

60 WALL STREET
NEW YORK, NEW YORK	10005
(Address of principal	(Zip Code)
executive offices)
Deutsche Bank Trust Company Americas
Attention: Lynne Malina
Legal Department
60 Wall Street, 37th Floor
New York, New York 10005
(212) 250 – 0677
(Name, address and telephone number of agent for service)

PG&E Corporation
(Exact name of obligor as specified in its charter)
One Market Street
Suite 2400
San Francisco, CA 94105
(415) 973-7000

California	94-3234914
(State or other jurisdiction	(IRS Employer Identification No.)
of incorporation or organization)
4931
(Primary Standard Industrial
Classification Number)
Copies To:

Hyun Park	Brett Cooper, Esq.
Senior Vice President and General Counsel	Orrick, Herrington & Sutcliffe LLP
PG&E Corporation	The Orrick Building
One Market, Spear Tower, Suite 2400	405 Howard Street
San Francisco, CA 94105	San Francisco, CA 94105
(415) 267-7000	(415) 773-5700
Debt Securities
(Title of the Indenture securities)

Item 1. General Information.
     Furnish the following information as to the trustee.
(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address
Federal Reserve Bank (2nd District)	New York, NY
Federal Deposit Insurance Corporation	Washington, D.C.
New York State Banking Department	Albany, NY
(b)	Whether it is authorized to exercise corporate trust powers. Yes.
Item 2. Affiliations with Obligor.
     If the obligor is an affiliate of the Trustee, describe each such affiliation.
     None.
Item 3. -15. Not Applicable.
Item 16. List of Exhibits.

Exhibit 1 -	Restated Organization Certificate of Bankers Trust Company dated August 6, 1998, Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated September 25, 1998, Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated December 16, 1998, and Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated February 27, 2002, copies attached.

Exhibit 2 -	Certificate of Authority to commence business - Incorporated herein by reference to Exhibit 2 filed with Form T-1 Statement, Registration No. 33-21047.

Exhibit 3 -	Authorization of the Trustee to exercise corporate trust powers — Incorporated herein by reference to Exhibit 2 filed with Form T-1 Statement, Registration No. 33-21047.

Exhibit 4 -	Existing By-Laws of Deutsche Bank Trust Company Americas, as amended on April 15, 2002. Copy attached.

Exhibit 5 -	Not applicable.

Exhibit 6 -	Consent of Bankers Trust Company required by Section 321(b) of the Act. — Incorporated herein by reference to Exhibit 4 filed with Form T-1 Statement, Registration No. 22-18864.

Exhibit 7 -	The latest report of condition of Deutsche Bank Trust Company Americas dated as of December 31, 2008. Copy attached.

Exhibit 8 -	Not Applicable.

Exhibit 9 -	Not Applicable.

SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Deutsche Bank Trust Company Americas, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York, and State of New York, on this 9th day of March, 2009.

DEUTSCHE BANK TRUST COMPANY AMERICAS

By:	/s/ Wanda Camacho Wanda Camacho
Vice President